Exhibit 99.409

Nextech AR and Kmart Australia Sign Annual 3D Model and AR Contract

Kmart Australia is scaling its AR for ecommerce offering with 500 NEW Homeware 3D/AR models

 VANCOUVER, B.C., Canada – February 3, 2022 - Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce a multi-year expansion of its 3D/AR ecommerce contract with Kmart Australia which is part of the Wesfarmers group (ASX.WES) one of Australia’s largest listed companies whose businesses include; Bunnings, Kmart Group, Officeworks and others. After a successful POC, Kmart Australia has signed an annual contract for not only 500 homeware SKUs but also Nextech’s ARitize Decorator platform (formerly known as 3D Rooms). As part of this annual contract, Nextech will be indexing these 500 homeware assets with Google’s 3D AR search. The company is experiencing a wave of new, global interest and demand for 3D models and AR visualizations for ecommerce.

Watch a video of ARitize Decorator - click here

As previously announced Nextech has been selected by Google as an Early Access Partner with Google’s 3D AR Search Program. With Nextech having been selected by Google as a partner, Google allows Nextech to grant Kmart Australia exclusive early access to the 3D search program which will cause Kmart Australia’s 3D models to appear higher in organic Google search results - possibly even on the first page, maximizing reach and awareness for the retailer.

You can also watch a video preview by clicking here.

The contract, which also includes Nextech’s ARitize Decorator platform, is a solution that Kmart Australia sees as an exceptional component to help their customers’ journey and decision making process, and an innovative opportunity to showcase groundbreaking technology on their website while increasing sales and decreasing returns. ARitize Decorator enables customers to virtually preview home furnishing and decor in a desired location, using just a simple 2D photo of a room. The solution uses Nextech’s AI to analyze a room layout automatically and then parses out room surfaces, reconstructs the scene, and allows multiple 3D AR objects to be seamlessly placed inside a 2D photo, as if they were part of the room. Watch a video preview of the technology - click here.

Evan Gappelberg, Nextech AR CEO commented, “This 1 year 500 homewares SKU contract with Kmart Australia serves as a clear validation of the benefits of our 3D modeling and AR for ecommerce solutions and we are excited to continue working and growing with Kmart Australia, who are proving to be innovators in their space. He continues “We are continuing to create tremendous value through the ecommerce ecosystem with not just 3D models and AR visualizations but also with our relationships with big tech companies like Google and others “.

About Kmart Australia

Kmart opened Australia’s first discount department store in Burwood, Victoria in 1969. It was the beginning of a proud Aussie icon that has revolutionised the way Australians and New Zealanders shop. Today, Kmart has more than 200 stores across Australia and New Zealand and is recognised as one of the most profitable discount department stores in Australia. Kmart Australia employs approximately 30,000 team members who mainly work in our retail stores. Our national office is based in Mulgrave, Victoria and is home to around 800 team members.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Nextech AR Solutions Corp.
Contact: Lindsay Betts
investor.relations@nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.